Exhibit 99.1

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Mamma.com Inc. 388 St. Jacques Street West 9th Floor Montreal, QC H2Y 1S1

1.2	Executive Officer

Daniel Bertrand Executive Vice-President and Chief Financial Officer Telephone: 514-908-4318

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On December 22, 2005 Mamma.com Inc. (“we” or “Mamma.com”) acquired, directly and indirectly, 100% of the issued and outstanding shares of Copernic Technologies Inc. (“Copernic”). A portion of the consideration for the acquisition was used to satisfy Copernic’s outstanding stock appreciation right obligations to two executives. (See Item 2.3 of this Business Acquisition Report for information regarding the consideration we paid). In Item 3 of this Business Acquisition Report, we have included audited, unaudited financial statements and information respecting Copernic and pro forma financial statements of Mamma.com Inc.

Copernic develops intelligent search and information management solutions that enable home and business PC users to become more efficient and proactive in their daily lives. Copernic is dedicated to providing its customers with cost-effective Web and desktop search technology that enable better decision-making and increased productivity. Copernic designs all its products to feature simple fast downloading, automatic installation, and leading ease-of-use in the industry. With unique and powerful product features, we believe that Copernic is a name that consumers and professionals trust to deliver the highest quality search products.

Copernic has been a leader in the development of Web search technologies since October 8, 2002 and desktop search technologies since August 31, 2004.

At December 31, 2005 Copernic had a total of 37 employees, all of whom work at its Quebec City, Quebec location.

2.2	Date of Acquisition

Closing Date: December 22, 2005

2.3	Consideration

As consideration for our acquisition of Copernic and satisfaction of its stock appreciation rights obligations to two executives, we paid the sum of $15,900,000 U.S. and issued 2,380,000 common shares. We paid the cash portion of the consideration from cash on hand. (See Item 2.1 of this Business Acquisition Report for additional information regarding Copernic’s business).

2.4	Effect on Financial Position

For tax purposes, we will shortly be winding up Copernic Technologies Inc. into Mamma.com, which has carry-forward losses. We expect the wind-up will be concluded by the end of the second quarter of 2006. The management of Copernic reports directly to the President and CEO of the Company.

The acquisition of Copernic fits well within our M&A strategy. It will increase our top line revenues and create more critical mass as we distribute the costs of running a public company.

We believe Copernic presents us with three principal synergies. By acquiring Copernic we:

1-	Enter into the highly sought after desktop search marketplace through the Copernic Desktop Search (CDS) product, an industry award winning product.

2-	Add to our existing search distribution network through the Copernic Agent user base.

3-	Expand our total reach for advertisers and allow cross-marketing in both our Search and Ad networks.

Copernic will increase our product offering with the addition of its CDS (Copernic Desktop Search) software. We already operate our own search web site (www.mamma.com ), as well as our own PPC (Pay-per-click) application and have developed a significant search distribution partner network. With the CDS application, we should be able to be present in more areas sought after by potential customers such as advertisers, owners of other search properties and owners of large portals. The large portal owners are potential prospects for the CDS offering as they want to retain their own user base and the CDS product allows them to do this. We believe the business model for CDS would allow us to conclude significant contracts with a license component (between $50K and $1M U.S.) and also a revenue share component, which provides a recurring revenue stream opportunity.

We believe the CDS revenue stream has the potential to enhance our overall margins because historically the CDS business has provided higher margins than we have experienced. If obtained, we believe such higher margins could result from our recapture of the development costs in the initial license contracts utilizing the CDS product.

With Copernic’s clients we will have an expanded client base including blue chip customers that should facilitate new market penetration. We also expect to be able to develop the CDS business throughout the North American, European and the Asian marketplaces.

We believe the addition of the Copernic Agent user base fits well into our existing search distribution partners’ network. Having better control of advertisers placement, we expect to be able to optimize to a greater extent on “pay-per-click” revenues within this service segment.

The addition of Copernic’s millions of users to our search network will generate more revenues, will give us the opportunity to optimize revenues and add to our ability to develop cross marketing opportunities for our advertisers. Through Copernic’s new technologies, these advertisers could reach users with targeted advertising either on our Search or Ad Network.

Also, Copernic’s market-leading product development experience and its highly skilled R&D team should allow us to add technologies to our existing products, making them more attractive to our users and enhancing our ability to compete.

2.5	Prior Valuations

There were no valuations required by any applicable securities legislation, Canadian Exchange or market.

2.6	Parties to Transaction

There was no transaction with an informed person, associate or affiliate of the Company.

2.7	Date of Report

March 6, 2006

Item 3	Financial Statements

Audited Financial Statements of Copernic Technologies Inc.

•	Audited balance sheets as at June 30, 2005, June 30, 2004, and June 30, 2003.

•	Audited statements of operations for the years ended June 30, 2005, June 30, 2004 and June 30, 2003.

•	Audited statements of cash flows for the years ended June 30, 2005, June 30, 2004 and June 30, 2003.

•	Audited statements of shareholders’ equity for the years ended June 30, 2005, June 30, 2004 and June 30, 2003.

•	Notes to audited financial statements

Unaudited Interim Financial Statements of Copernic Technologies Inc.

•	Unaudited interim balance sheets as at September 30, 2005 and June 30, 2005.

•	Unaudited interim statements of operations for the 3 months ended September 30, 2005 and September 30, 2004.

•	Unaudited interim statements of cash flows for the 3 months ended September 30, 2005 and September 30, 2004.

•	Unaudited interim statements of shareholders’ equity for the 3 months ended September 30, 2005 and September 30, 2004

•	Notes to unaudited interim financial statements.

Unaudited Pro Forma Consolidated Financial Statements of Mamma.com Inc.

•	Summary unaudited pro forma consolidated balance sheet as at September 30, 2005.

•	Summary unaudited pro forma consolidated statements of operations for the 9 months ended September 30, 2005.

•	Summary unaudited pro forma consolidated statements of operations for the year ended December 31, 2004.

•	Notes to summary unaudited pro forma

/s/ Daniel Bertrand
_________________________________________________
DANIEL BERTRAND
Executive Vice President and
Chief Financial Officer

Copernic Technologies Inc.

Financial Statements
June 30, 2005, 2004 and 2003
(expressed in Canadian dollars)

Auditors’ Report

To the Shareholders of
Copernic Technologies Inc.

We have audited the balance sheets of Copernic Technologies Inc. as at June 30, 2005, 2004 and 2003 and the statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements have been prepared on a non-consolidated basis for regulatory purposes with respect to the acquisition of the shares of the company by Mamma.com Inc. as of December 22, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2005, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with the basis of accounting described in note 2 to the financial statements.

These financial statements, which have not been, and were not intended to be, prepared in accordance with Canadian generally accepted accounting principles, are solely for the information and use of the Directors of the company and the regulatory authorities. The financial statements are not intended to be and should not be used by anyone other than the specified users or for any other purpose.

/s/ PriceWaterhouse Coopers LLP
Chartered Accountants

Quebec, Quebec, Canada
September 2, 2005, with the exception of notes 2, 3, 4, 5, 6, 8, 11, 12 and 15 dated December 22, 2005 and note 10, dated February 24, 2006.

(1)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Copernic Technologies Inc.
Balance Sheets

(expressed in Canadian dollars)

	As at June 30,

	2005 $	2004 $	2003 $
Assets
Current assets
Cash and cash equivalents	2,046,918	511,905	798,266
Marketable securities	--	1,618,925	1,469,623
Accounts receivable	1,137,602	286,066	575,104
Tax credits receivable	487,000	1,042,000	1,105,000
Prepaid expenses	86,919	47,662	21,630
Current assets of discontinued operations (note 4)	--	111,779	89,344

	3,758,439	3,618,337	4,058,967
Long-term assets of discontinued operations (note 4)	1,685,961	524,680	247,319
Property, plant and equipment (note 5)	421,053	438,954	482,534
Intangible assets (note 6)	87,426	104,556	123,602
Long-term tax credits (note 10)	--	300,000	300,000
Future income tax assets (note 10)	520,000	480,000	400,000

	6,472,879	5,466,527	5,612,422

Liabilities
Current liabilities
Accounts payable and accrued liabilities	426,523	395,768	353,751
Tax payable	13,500	--	--
Future income tax liabilities (note 10)	217,000	167,000	150,000
Current portion of long-term debt (note 7)	3,350	51,538	120,767
Current liabilities of discontinued operations (note 4)	--	270,542	214,499

	660,373	884,848	839,017
Long-term debt (note 7)	--	3,371	54,909
Future income tax liabilities (note 10)	48,000	75,000	140,000

	708,373	963,219	1,033,926

Shareholders’ Equity
Capital stock (note 8)	3,870,460	3,870,460	3,870,460
Stock options (note 8)	33,000	54,500	--
Contributed surplus	108,847	54,347	54,347
Retained earnings	1,752,199	524,001	653,689

	5,764,506	4,503,308	4,578,496

	6,472,879	5,466,527	5,612,422

Commitments (note 9)

The accompanying notes are an integral part of these financial statements.

(2)

Copernic Technologies Inc.
Statements of Shareholders’ Equity
For the years ended June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	Capital Stock $	Stock Options $	Contributed Surplus $	Retained Earnings $	Total Shareholders’ Equity $
Balance as at June 30, 2002	3,870,460	--	54,347	629,283	4,554,090
Net earnings for the year	--	--	--	24,406	24,406

Balance as at June 30, 2003	3,870,460	--	54,347	653,689	4,578,496

Stock-based compensation costs	--	54,500	--	--	54,500
Net loss for the year	--	--	--	(129,688)	(129,688)

Balance as at June 30, 2004	3,870,460	54,500	54,347	524,001	4,503,308

Stock-based compensation costs	--	33,000	--	--	33,000
Options forfeited during the
year	--	(54,500)	54,500	--	--
Net earnings for the year	--	--	--	1,228,198	1,228,198

Balance as at June 30, 2005	3,870,460	33,000	108,847	1,752,199	5,764,506

The accompanying notes are an integral part of these financial statements.

(3)

Copernic Technologies Inc.
Statements of Operations

(expressed in Canadian dollars)

	For the years ended June 30,

	2005 $	2004 $	2003 $
Revenues	7,331,997	5,424,183	6,332,863
Cost of revenues	1,852,946	2,456,756	2,859,814

Gross profit	5,479,051	2,967,427	3,473,049

Expenses
Marketing and selling expenses	1,109,145	549,057	627,987
Research and development expenses	1,419,622	1,634,465	1,697,818
Research and development tax credits	(817,766)	(1,104,984)	(1,010,920)
General and administrative expenses	1,736,888	979,596	859,021
Depreciation of property, plant and equipment	127,917	152,588	148,091
Amortization of intangible assets	33,491	41,068	68,404

	3,609,297	2,251,790	2,390,401

Earnings from continuing operations before financial
expenses (revenues) and income taxes	1,869,754	715,637	1,082,648
Financial expenses (revenues) (note 11)	194,155	(53,517)	57,566

Earnings from continuing operations before income taxes	1,675,599	769,154	1,025,082

Income tax expense (recovery)
Current income taxes	385,500	--	--
Future income taxes	(11,000)	203,831	339,543

	374,500	203,831	339,543

Net earnings from continuing operations	1,301,099	565,323	685,539
Net loss from discontinued operations (note 4)	(72,901)	(695,011)	(661,133)

Net earnings (loss) for the year (note 11)	1,228,198	(129,688)	24,406

The accompanying notes are an integral part of these financial statements.

(4)

Copernic Technologies Inc.
Statements of Cash Flows

(expressed in Canadian dollars)

	For the years ended June 30,

	2005 $	2004 $	2003 $
Cash flows from operating activities Net earnings for the year from continuing operations	1,301,099	565,323	685,539
Items not affecting cash and cash equivalents
Depreciation of property, plant and equipment	127,917	152,588	148,091
Amortization of intangible assets	33,491	41,068	68,404
Future income taxes	(11,000)	203,831	339,543
Long-term tax credits	300,000	--	(288,264)
Stock-based compensation costs	33,000	54,500	--

	1,784,507	1,017,310	953,313

Change in non-cash working capital items
Marketable securities	1,618,925	(149,302)	(142,714)
Accounts receivable	(851,536)	289,038	14,411
Tax credits receivable	555,000	63,000	(353,862)
Income taxes	13,500	--	79,712
Prepaid expenses	(39,257)	(26,032)	112,137
Accounts payable and accrued liabilities	30,755	42,017	(77,048)

	1,327,387	218,721	(367,364)

	3,111,894	1,236,031	585,949

Cash flows from financing activities
Payments on long-term debt	(51,559)	(120,767)	(188,773)

Cash flows from investing activities
Variation in advances to shareholders	--	--	199,522
Additions to property, plant and equipment, net of
government assistance (note 5)	(126,379)	(109,008)	53,417
Additions to intangible assets, net of government
assistance (note 6)	--	(22,023)	--

	(126,379)	(131,031)	252,939

Cash flows from continuing operations	2,933,956	984,233	650,115
Cash flows from discontinued operations (note 4)	(1,398,943)	(1,270,594)	(592,297)

Net change in cash and cash equivalents	1,535,013	(286,361)	57,818
Cash and cash equivalents – Beginning of year	511,905	798,266	740,448

Cash and cash equivalents – End of year	2,046,918	511,905	798,266

Additional information
Interest paid	1,771	8,108	18,433

Income taxes paid (recovered)	372,000	--	(111,712)

The accompanying notes are an integral part of these financial statements.

(5)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

1	Statutes and nature of activities

The company, incorporated on August 6, 1996 under the Canada Business Corporations Act, develops and sells research technology solutions to individuals, which allow them to efficiently access and manage the considerable quantity of information available on the Internet and intranets. The company offers user-centric applications that combine ease-of-use and performance. Its priority is to find ways to reduce the time people spend on complex and repetitive operations. The company also generates advertising revenues on the free version of its Copernic product which is available on the Internet.

2	Summary of significant accounting policies

Basis of presentation of financial statements

These financial statements, expressed in Canadian dollars, have been prepared on a non-consolidated basis for regulatory purposes in connection with the acquisition, on December 22, 2005 by Mamma.com Inc., of all the issued and outstanding shares of the company. Immediately prior to the acquisition by Mamma.com Inc., the company disposed in favour of its shareholders of its investments in Coveo Solutions Inc. (“Coveo”), a subsidiary, and of its shareholding in 6328571 Canada Inc., a shareholder of Coveo. Coveo’s operations started on September 1, 2004 when it purchased from the company the assets related to the development and sale of research technology solutions to companies. Mamma.com Inc. was not interested in purchasing these activities. Therefore the activities related to the development and sale of research technology solutions to companies carried on by the company until August 31, 2004 were, for the purpose of these financial statements, considered and presented as discontinued operations. As at June 30, 2005, assets of discontinued operations is composed of the company’s investments in Coveo and 6328571 Canada Inc., at cost (note 12). Discontinued operations have been accounted for and presented in accordance with the recommendation of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3475 Disposal of Long-lived Assets and Discontinued Operations. As these financial statements are not for general use some users may need additional information.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the reported amounts of revenues and expenses during the year. Significant estimates include the allowance for doubtful accounts receivable, tax credits, the useful lives of property, plant and equipment and intangible assets, current and future income tax assets and liabilities, certain accrued liabilities, and the allocation of some assets, liabilities, revenues and expenses between continuing and discontinued operations. Actual results could differ from those estimates.

(6)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Revenue recognition

Revenues consist mainly of the sale of software and software licenses to individuals and companies as well as revenues from advertising. Regarding the sale of software and licenses, revenues are recognized when the software or licenses are delivered to the client. Revenues from advertising are recognized when the customer clicks on a keyword.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term investments with original maturities of three months or less.

Marketable securities

Marketable securities are recorded at the lower of cost and market value and consist of corporate bonds bearing interest at 2.14% in 2004 (between 2.14% and 7.2% in 2003).

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the following methods and annual rates:

	Methods	Rates %
Office furniture and equipment	Declining balance	20
Computer equipment	Declining balance	30
Telephone system	Declining balance	30
Leasehold improvements	Straight-line	10

Intangible assets

Intangible assets, which consist of software, are recorded at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Research and development expenses

All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research are expensed as incurred. Development expenses which meet generally accepted criteria for deferral are capitalized and amortized against earnings over the estimated period of benefit.

As at June 30, 2005, 2004 and 2003, the company had not deferred any development expenses.

(7)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Foreign currency translation

The company follows the temporal method of accounting for translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities expressed in foreign currency are translated at the year-end exchange rate. All other assets and liabilities are translated at rates prevailing at the transaction date. During the year, revenues and expenses are translated at monthly average exchange rates, except for depreciation which is translated at the rate prevailing on the acquisition date of the depreciated assets. Exchange gains or losses resulting from translation are included in earnings.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Research and development tax credits and grants

Research and development tax credits and other grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the year the expenses are incurred or in the year the credits or grants are claimed.

Stock-based compensation plan

The company offers to its directors and employees a stock-based compensation plan which is described in note 8. Any consideration received from plan’s participant is credited to shareholders’ equity.

Since July 1, 2003, the company has adopted prospectively the fair value method to record stock-based compensations. Consequently, all stock-based compensation costs are recorded at fair value as of the date of grant and are recognized over the option’s vesting period. All stock-based compensations granted since July 1, 2003 have been recorded in the corresponding period using the fair value method without restatement of prior years.

(8)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

3	Credit facilities

The company has an available authorized line of credit of $1,000,000 bearing interest at prime rate plus 0.50%. The authorized amount cannot exceed 75% of Canadian trade accounts receivable and 65% of trade accounts receivable from other countries. A moveable hypothec on the universality of accounts receivable has been given as security for this line of credit. Furthermore, the company has an available authorized line of credit of $700,000, bearing interest at prime rate plus 0.75% in order to finance the research and development tax credits claimed for each fiscal year. The use of this credit facility is subject to the receipt by the financial institution of a letter from the auditors of the company confirming the qualified expenditures and the related tax credits. Bank advances shall not exceed 50% of the tax credits claimed for the year. A moveable hypothec on tax credits receivable has been given as security for this credit facility. As at June 30, 2005, 2004 and 2003, the credit facilities were unused.

4	Discontinued operations

As stated in note 2 above, the activities of the company related to the development and sale of research technology solutions to companies, which it carried directly until August 31, 2004 and through its subsidiary Coveo until June 30, 2005, were considered and presented, for the purpose of these financial statements, as discontinued operations.

Earnings of discontinued operations

	2005 $	2004 $	2003 $
Revenues	83,973	528,261	417,317
Cost of revenues	6,772	69,122	32,789

Gross profit	77,201	459,139	384,528

Expenses
Marketing and selling expenses	41,952	555,353	352,595
Research and development expenses	99,113	446,523	786,405
Research and development tax credits	(53,000)	(301,873)	(468,243)
General and administrative expenses	100,283	685,172	625,592
Depreciation and amortization	16,740	100,806	77,855

	205,088	1,485,981	1,374,204

Loss before financial expenses (revenues), net
and income taxes	127,887	1,026,842	989,676
Financial expenses (revenues), net	(33,986)	--	--

Loss before income taxes	93,901	1,026,842	989,676
Income tax expense (recovery)
Current income taxes	--	--	--
Future income taxes	(21,000)	(331,831)	(328,543)

Net loss from discontinued operations	72,901	695,011	661,133

(9)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Assets and liabilities of discontinued operations

	As at June 30,

	2005 $	2004 $	2003 $
Current assets	--	111,779	89,344
Long-term assets	1,685,961	524,680	247,319
Current liabilities	--	(270,542)	(214,499)

	1,685,961	365,917	122,164

Cash flows from discontinued operations

	For the years ended June 30,

	2005 $	2004 $	2003 $
Cash flows from operating activities	(111,147)	(926,036)	(911,821)
Change in non-cash working capital items	25,784	33,608	319,524
Cash flows from financing activities	--	--	--
Cash flows from investing activities	(1,313,580)	(378,166)	--

Cash provided from discontinued operations	(1,398,943)	(1,270,594)	(592,297)

5	Property, plant and equipment

	As at June 30, 2005

	Cost $	Accumulated depreciation $	Net $
Office furniture and equipment	201,241	128,682	72,559
Computer equipment	677,085	458,952	218,133
Telephone system	46,637	37,417	9,220
Leasehold improvements	427,424	306,283	121,141

	1,352,387	931,334	421,053

(10)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	As at June 30, 2004

	Cost $	Accumulated depreciation $	Net $
Office furniture and equipment	201,242	111,699	89,543
Computer equipment	569,825	398,030	171,795
Telephone system	46,281	33,733	12,548
Leasehold improvements	427,424	262,356	165,068

	1,244,772	805,818	438,954

	As at June 30, 2003

	Cost $	Accumulated depreciation $	Net $
Office furniture and equipment	201,089	94,695	106,394
Computer equipment	463,479	378,949	84,530
Telephone system	43,771	29,000	14,771
Leasehold improvements	427,424	150,585	276,839

	1,135,763	653,229	482,534

During the year ended June 30, 2003, government assistance granted in the amount of $83,371 has been applied against the cost of property, plant and equipment. During the years ended June 30, 2005 and 2004, no additional government assistance was received.

6	Intangible assets

	As at June 30, 2005

	Cost $	Accumulated amortization $	Net $
Software	359,989	272,563	87,426

(11)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	As at June 30, 2004

	Cost $	Accumulated amortization $	Net $
Software	343,629	239,073	104,556

	As at June 30, 2003

	Cost $	Accumulated amortization $	Net $
Software	321,606	198,004	123,602

During the year ended June 30, 2003, government assistance granted in the amount of $20,580 has been applied against the cost of intangible assets. During the years ended June 30, 2005 and 2004, no additional government assistance was received.

7	Long-term debt

	As at June 30,

	2005 $	2004 $	2003 $
Loan from Canada Economic Development, non-interest
bearing, payable in one instalment and
matured in 2004	--	--	20,000
Bank loan bearing interest at prime rate plus
2.25%, payable in monthly principal
instalments of $1,250 plus interest, matured
in May 2005	--	13,750	28,750
Obligations under leasing agreements for office
furniture and equipment
6.10%, payable in monthly instalments of
$2,591 including principal and interest,
matured in May 2004	--	--	25,202

(forward)	--	13,750	73,952

(12)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	As at June 30,

	2005 $	2004 $	2003 $
(brought forward)	--	13,750	73,952
8.13%, payable in monthly instalments of
$3,973 including principal and interest,
and a principal instalment of $8,479 at
maturity, matured in October 2004	--	20,014	64,104
7.73%, payable in monthly instalments of
$1,567 including principal and interest
and a principal instalment of $3,371 at
maturity, maturing in July 2005	3,350	21,145	37,620

	3,350	54,909	175,676
Less: Current portion	3,350	51,538	120,767

	--	3,371	54,909

8	Capital stock

Authorized

Unlimited number of shares of the following classes:

Common, voting and participating

Preferred, non-voting and non-participating, ranking in priority to common shares

Issued and fully paid

	As at June 30,

	2005 $	2004 $	2003 $
25,965,316 common shares	3,870,460	3,870,460	3,870,460

Stock option plan

In accordance with the company’s stock option plan, directors, officers and employees may be granted stock options. A maximum of 2,596,531 options may be granted and the granting of options is at the entire discretion of the board of directors. Options granted may be exercised totally or in part, at the rate of 25% on an annual basis commencing on the first anniversary of the date of grant.

(13)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

The following tables present the stock option activity during the last three fiscal years:

	2005			2004

Fixed options Common shares	Number	Carrying amount $	Weighted average exercise price $	Number	Carrying amount $	Weighted average exercise price $
Outstanding – Beginning of year	2,315,634	54,500	0.72	2,086,384	--	0.77
Granted	50,000	--	0.63	247,250	--	0.35
Net stock-based compensation costs	--	33,000	--	--	54,500	--
Forfeited	(100,000)	(54,500)	0.35	(18,000)	--	1.18

Outstanding – End of year	2,265,634	33,000	0.73	2,315,634	54,500	0.72

Options exercisable – End of year	2,105,197	--	0.76	2,141,088	--	0.74

	2003

Fixed options Common shares				Number	Carrying amount $	Weighted average exercise price $
Outstanding – Beginning of year				2,106,852	--	0.77
Granted				--	--	--
Forfeited				(20,468)	--	1.12

Outstanding – End of year				2,086,384	--	0.77

Options exercisable – End of year				2,023,356	--	0.75

The following tables summarize information about fixed stock options outstanding and exercisable as at June 30, 2005:

Options outstanding			Options exercisable

Number	Weighted average remaining contractual life (years)	Exercise price $	Number	Weighted average remaining contractual life (years)	Exercise price $
499,200	0.85	0.25	499,200	0.85	0.25
147,250	8.64	0.35	36,813	8.64	0.35
920,000	2.53	0.63	870,000	2.15	0.63
638,000	1.45	1.25	638,000	1.45	1.25
60,056	5.85	1.88	60,056	5.85	1.88
1,128	5.85	3.10	1,128	5.85	3.10

(14)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Assumptions used in determining stock-based compensation costs

The table below shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model for fiscal years ended June 30:

	2005	2004
Dividend yield	Nil	Nil
Expected volatility	Nil	Nil
Risk-free interest rate	3.40%	4.41%
Expected life (years)	10	10
Weighted average fair value of options granted	$0.533	$0.545

Compensation costs	$33,000	$54,500

During the years ended June 30, 2005, 2004 and 2003, the company granted 50,000, 247,250 and nil stock options respectively and cancelled 100,000 of these stock options in 2005, 18,000 in 2004 and 20,468 in 2003 following the departure of employees. These options that were granted in 2005 and 2004 will generate aggregate compensation costs of $26,600 and $80,300 respectively during their vesting period. These compensation costs will be amortized on a straight-line basis over their vesting period of four years. During the years ended June 30, 2005 and 2004, respective amounts of $33,000 and $54,500 have been allocated to earnings and shareholders’ equity.

Immediately before the acquisition of all the issued and outstanding shares of the company by Mamma.com Inc. on December 22, 2005, all outstanding options were exercised or cancelled. Between July 1 and December 22, 2005, 1,282,000 options were granted, 3,385,256 were exercised and 162,378 were cancelled.

Long-term incentive plan

During the year ended June 30, 2005, the company established a long-term incentive plan based on stock appreciation rights. Under that plan, some of the company’s managers were granted 5,712,370 rights as part of their employment contract. Accordingly, these managers are entitled to receive a cash amount when a triggering event occurs. The triggering events that would allow the managers to receive that kind of compensation are as follows:

i)	the company proceeds to an initial public offering or becomes listed on a recognized stock exchange;

ii)	the shares of the company are sold in consideration of shares of the purchaser or of a combination of shares and cash;

iii)	the shares of the company are sold for a cash consideration;

iv)	the company sells all its shares or almost all of them;

(15)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

v)	the company is in the process of winding-up;

vi)	the company is involved in a financing whereby the company’s principal shareholder sells one or more shares of the company.

Should one of these triggering events occur, each right would entitle certain managers to receive a cash amount equal to the difference between the fair value of a common share on the date of occurrence of such triggering event and the fair value of this share on the date of grant of those rights.

Stock appreciation rights vest after two years of continuous service. These rights will vest more quickly should the triggering events described in points i) to v) occur. These rights have no expiry date and remain the property of a manager even if the latter is no longer employed by the company.

As described in note 2, all the issued and outstanding shares of the company have been sold on December 22, 2005. An expense of $3,146,588 (US$2,684,499) was recognized during the period from July 1 to December 22, 2005 with respect to the share appreciation rights.

9	Commitments

The company’s minimum aggregate commitments under office leasing and information hosting agreements amount to approximately $781,000. These agreements expire at the latest in February 2010. Minimum annual instalments under these agreements over the next five years are as follows:

$
2006	307,000
2007	139,000
2008	132,000
2009	121,000
2010	82,000

(16)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

10	Income taxes

a)	Reconciliation of the combined Canadian Federal and Provincial income tax rate with the company’s effective income tax rate is as follows:

	For the years ended June 30,

	2005 $	2004 $	2003 $
Earnings from continuing operations
before income taxes	1,675,599	769,154	1,025,082

Income tax provision at combined federal
and provincial statutory rate (31%
in 2005, 32% in 2004 and 34% in 2003)	519,435	246,129	348,528
Non-taxable income	(22,469)	(48,469)	(46,321)
Non-deductible expenses	8,670	5,140	4,388
Change in valuation allowance and other	(131,136)	1,031	32,948

Provision for income taxes	374,500	203,831	339,543

b)	The major components of the future income tax assets and liabilities classified by the source of temporary differences are as follows:

	As at June 30,

	2005 $	2004 $	2003 $
Research and development expenses	490,000	658,000	552,000
Property, plant and equipment	30,000	32,000	35,000
Intangibles assets	63,000	--	--
Research and development tax credits
Other	10,000		6,000

	593,000	690,000	593,000
Valuation allowances	(73,000)	(210,000)	(193,000)

Future income tax assets	520,000	480,000	400,000

(17)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	As at June 30,

	2005 $	2004 $	2003 $
Research and development tax credits	197,000	167,000	150,000
Intangibles assets	27,000	--	--
Property, plant and equipment	21,000	75,000	140,000
Other	20,000	--	--

Future income tax liabilities	265,000	242,000	290,000

11	Net earnings (loss) for the year

Net earnings (loss) for the year have (has) been established considering the following items:

	2005 $	2004 $	2003 $
Interest and bank charges	39,343	17,288	17,554
Interest on long-term debt	1,771	8,108	18,433
Interest income	(26,326)	(65,690)	(67,787)
Foreign exchange loss (gain)	179,367	(13,223)	89,366

	194,155	(53,517)	57,566

Government assistance	--	--	(55,000)

12	Related party transactions

The company entered into the following transactions with its subsidiary which, since September 1, 2004, carries on the company’s discontinued operations:

	For the years ended June 30,

	2005 $	2004 $	2003 $
Sales	11,166	-	-
Financial revenues	33,986	-	-
Purchases	(101,055)	-	-

These transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(18)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Furthermore, the company entered into the following transactions with subsidiaries. These transactions have been recorded at carrying value:

•	On September 1, 2004, the company disposed of some assets presented as discontinued operations in favour of Coveo in consideration of shares of this subsidiary and of the assumption of certain liabilities. This transaction is detailed as follows:

$
Property, plant and equipment and intangible assets	148,274
150 common shares of Copernic Software Corp. and advances to
this company	490,120
Prepaid expenses and other assets	7,045

Total	645,439

Consideration
Issuance of 9,199 common shares of Coveo with a paid-up
capital of $409,932 and a redemption price equal to
the fair value of the assets sold	468,847
Current liabilities assumed	191,592
Future income taxes related to the shares acquired	(15,000)

Total	645,439

•	On January 1, 2005, the company disposed in favour of 6328571 Canada Inc. of 4,866 common shares of Coveo in consideration of 2,147,396 Class B shares of the latter. The shares acquired have been recorded at the carrying value of the shares disposed of, being $247,979.

•	On February 18, 2005, advances to Coveo in the amount of $1,200,000 were converted in a convertible debenture bearing interest at an annual rate of 13%.

13	Financial instruments

Fair value

The company’s financial instruments recognized in the balance sheet consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities, and long-term debt. The fair value of these financial instruments approximates their carrying value due to their short-term maturity, to variable interest rates or current market rates for the major part of the long-term debt, except for marketable securities whose fair value is $1,619,000 and $1,470,000 as at June 30, 2004 and 2003 respectively.

(19)

Copernic Technologies Inc.
Notes to Financial Statements
June 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Credit risk

Financial instruments which potentially subject the company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. Cash and cash equivalents as well as marketable securities are held with high-credit quality institutions. Consequently, management considers the concentration of credit risk related to these instruments to be minimal.

There is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible.

Interest rate risk

As at June 30, 2005, 2004 and 2003, the company’s exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Marketable securities	Fixed interest rate
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt	As described in note 7

Currency risk

The company is exposed to currency risks as a result of its export sales, substantially all of which are denominated in US dollars.

14	Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

(20)

Copernic Technologies Inc.

Unaudited Interim Financial Statements
September 30, 2005 and 2004
(expressed in Canadian dollars)

Copernic Technologies Inc.
Unaudited Interim Balance Sheet

(expressed in Canadian dollars)

	As at September 30, 2005 $	As at June 30, 2005 $

	(unaudited)
Assets
Current assets
Cash and cash equivalents	2,612,782	2,046,918
Accounts receivable	765,104	1,137,602
Tax credits receivable	534,000	487,000
Prepaid expenses	56,493	86,919

	3,968,379	3,758,439
Long-term assets of discontinued operations (note 2)	1,726,234	1,685,961
Property, plant and equipment	397,723	421,053
Intangible assets	138,702	87,426
Future income tax assets	566,000	520,000
Long-term tax credits	32,000	--

	6,829,038	6,472,879

Liabilities
Current liabilities
Bank loan	10,000	--
Accounts payable and accrued liabilities	788,378	426,523
Tax payable	13,500	13,500
Future income tax liabilities	214,000	217,000
Current portion of long-term debt	--	3,350

	1,025,878	660,373
Future income tax liabilities	77,250	48,000

	1,103,128	708,373

Shareholders’ Equity
Capital stock (note 3)	3,872,460	3,870,460
Stock options (note 3)	331,020	33,000
Contributed surplus	108,847	108,847
Retained earnings	1,413,583	1,752,199

	5,725,910	5,764,506

	6,829,038	6,472,879

The accompanying notes are an integral part of these unaudited interim financial statements.

Approved by the Board of Directors

Director	Director

(1)

Copernic Technologies Inc.
Unaudited Interim Statement of Shareholders’ Equity

(expressed in Canadian dollars)

	Three Months Ended September 30, 2005

	Capital Stock $	Stock Options $	Contributed Surplus $	Retained Earnings $	Total Shareholders’ Equity $
Balance as at June 30, 2005	3,870,460	33,000	108,847	1,752,199	5,764,506
Shares issued	2,000	--	--	--	2,000
Stock-based compensation costs	--	298,020	--	--	298,020
Net loss for the period	--	--	--	(338,616)	(338,616)

Balance as at September 30, 2005	3,872,460	331,020	108,847	1,413,583	5,725,910

	Three Months Ended September 30, 2004

	Capital Stock $	Stock Options $	Contributed Surplus $	Retained Earnings $	Total Shareholders’ Equity $
Balance as at June 30, 2004	3,870,460	54,500	54,347	524,001	4,503,308
Options forfeited during the period	--	(54,500)	54,500	--	--
Stock-based compensation costs	--	13,000	--	--	13,000
Net earnings for the period	--	--	--	1,678,998	1,678,998

Balance as at September 30, 2004	3,870,460	13,000	108,847	2,202,999	6,195,306

The accompanying notes are an integral part of these unaudited interim financial statements.

(2)

Copernic Technologies Inc.
Unaudited Interim Statements of Operations

(expressed in Canadian dollars)

	Three Months Ended September 30,
	2005 $	2004 $

Revenues	1,537,213	3,888,049
Cost of revenues	341,299	603,196

Gross profit	1,195,914	3,284,853

Expenses
Marketing and selling expenses	243,383	106,531
Research and development expenses	498,903	520,218
Research and development tax credits	(79,000)	(304,597)
General and administrative expenses	758,404	501,317
Depreciation of property, plant and equipment	29,324	20,242
Amortization of intangible assets	7,043	9,166

	1,458,057	852,877

Earnings (loss) from continuing operations before financial
expenses and income taxes	(262,143)	2,431,976
Financial expenses, net	(119,623)	(55,591)

Earnings (loss) from continuing operations before income taxes	(381,766)	2,376,385

Income tax expense (recovery)
Current income taxes	--	375,500
Future income taxes	(27,000)	225,500

	(27,000)	601,000

Net earnings (loss) from continuing operations (note 4)	(354,766)	1,775,385
Net earnings (loss) from discontinued operations (note 2)	16,150	(96,387)

Net earnings (loss) for the period	(338,616)	1,678,998

The accompanying notes are an integral part of these unaudited interim financial statements.

(3)

Copernic Technologies Inc.
Unaudited Interim Statement of Cash Flows

(expressed in Canadian dollars)

	Three Months Ended September 30,
	2005 $	2004 $

Cash flows from operating activities
Net earnings (loss) for the period from continuing operations	(354,766)	1,775,385
Items not affecting cash and cash equivalents
Depreciation of property, plant and equipment	29,324	20,242
Amortization of intangible assets	7,043	9,166
Future income taxes	(27,000)	225,500
Long-term tax credits	(32,000)	300,000
Stock-based compensation costs	298,020	13,000

	(79,379)	2,343,293
Change in non-cash working capital items
Marketable securities	--	801,862
Accounts receivable	372,498	(2,869,973)
Tax credits receivable	(47,000)	(235,985)
Prepaid expenses	30,426	(68,735)
Accounts payable and accrued liabilities	361,855	277,219

	638,400	247,681

Cash flows from financing activities
Issuance of shares	2,000	--
Increase in bank loan	10,000	380,000
Payments on long-term debt	(3,350)	(19,663)

	8,650	360,337

Cash flows from investing activities
Additions to property, plant and equipment, net of government assistance	(5,994)	(17,681)
Additions to intangible assets	(58,319)	(5,460)

	(64,313)	(23,141)

Cash provided from continuing operations	582,737	584,877
Cash used by discontinued operations	(16,873)	(494,704)
Cash and cash equivalents – Beginning of period	2,046,918	511,905

Cash and cash equivalents – End of period	2,612,782	602,078

The accompanying notes are an integral part of these unaudited interim financial statements.

(4)

Copernic Technologies Inc.
Notes to Unaudited Interim Financial Statements
September 30, 2005 and 2004

(expressed in Canadian dollars)

1	Interim financial information

The financial information as at September 30, 2005 and for the three-month periods ended September 30, 2005 and 2004 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

These unaudited interim financial statements are prepared on a non-consolidated basis for regulatory purposes as stated below and use the same accounting policies and methods used in the presentation the company’s June 30, 2005, 2004 and 2003 financial statements also prepared for regulatory purposes.

All disclosures required for annual financial statements have not been included in these financial statements; therefore, these unaudited interim financial statements should be read in conjunction with the June 30, 2005, 2004 and 2003 financial statements prepared for regulatory purposes.

Basis of presentation of financial statements

These financial statements, expressed in Canadian dollars, have been prepared on a non-consolidated basis for regulatory purposes in connection with the acquisition, on December 22, 2005 by Mamma.com Inc., of all the issued and outstanding shares of the company. Immediately prior to the acquisition by Mamma.com Inc., the company disposed in favour of its shareholders of its investments in Coveo Solutions Inc. (“Coveo”), a subsidiary, and of its shareholding in 6328571 Canada Inc., a shareholder of Coveo. Coveo’s operations started on September 1, 2004 when it purchased from the company the assets related to the development and sale of research technology solutions to companies. Mamma.com Inc. was not interested in purchasing these activities. Therefore the activities related to the development and sale of research technology solutions to companies carried on by the company until August 31, 2004 were, for the purpose of these financial statements, considered and presented as discontinued operations. As at September 30, 2005, assets of discontinued operations are composed of the company’s investments in Coveo and 6328571 Canada Inc., at cost. Discontinued operations have been accounted for and presented in accordance with the recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3475 Disposal of Long-lived Assets and Discontinued Operations. As these financial statements are not for general use, some users may need additional information.

(5)

Copernic Technologies Inc.
Notes to Unaudited Interim Financial Statements
September 30, 2005 and 2004

(expressed in Canadian dollars)

2	Discontinued operations

As stated in note 1 above, the activities of the company related to the development and sale of research technology solutions to companies, which it carried directly until August 31, 2004 and through its subsidiary Coveo until September 30, 2005, were considered and presented, for the purpose of these financial statements, as discontinued operations.

Earnings of discontinued operations	Three Months Ended September 30,
	2005 $	2004 $
Revenues	--	83,973
Cost of revenues	--	6,772

Gross profit	--	77,201

Expenses
Marketing and selling expenses	--	41,952
Research and development expenses	--	99,113
Research and development tax credit	--	(53,000)
General and administrative expenses	--	100,283
Depreciation and amortization	--	16,740
Interest revenues	(23,400)	--

	(23,400)	205,088

Earnings (loss) before income taxes	23,400	(127,887)
Future income tax expense (recovery)	(7,250)	31,500

Net earnings (loss) from discontinued operations	16,150	(96,387)

	As at September 30, 2005 $	As at June 30, 2005 $
	(unaudited)
Assets of discontinued operations
Investments	1,726,234	1,685,961

(6)

Copernic Technologies Inc.
Notes to Unaudited Interim Financial Statements
September 30, 2005 and 2004

(expressed in Canadian dollars)

3	Capital Stock

Authorized
Unlimited number of shares of the following classes:
Common, voting and participating
Preferred, non-voting and non-participating, ranking in
priority to common shares
Issued and fully paid
	As at September 30, 2005 $	As at June 30, 2005 $
	(unaudited)
25,973,316 common shares (25,965,316 as at June 30, 2005)	3,872,460	3,870,460

During the three-month period ended September 30, 2005, the company issued 8,000 common shares for a cash consideration of $2,000 following the exercise of options.

Stock option plan

The following tables present the stock option activity during the three-month period ended September 30, 2005 regarding stock options outstanding and exercisable:

	Number	Carrying amount $	Weighted average exercise price $
Outstanding – Beginning of period	2,265,634	33,000	0.73
Granted	20,400	--	0.05
Compensation costs (1)	--	298,020	--
Exercised	(8,000)	--	0.25

Outstanding – End of period	2,278,034	331,020	0.72

Options exercisable – End of period	2,097,197	--	0.76

(1)	During the three-month period ended on September 30, 2005, the contractual life of 829,200 options were extended. Following this change, these options were evaluated and have generated aggregate stock-based compensation costs of $276,889. The remaining stock-based compensation costs of $21,131 are related to the options granted during the period. The fair value of the options granted or modified in the three-month period ended September 30, 2005 has been determined considering an expected life of two months. This assumption was used considering that, at that time, the shareholders of the company were negotiating the sale of the shares of the company to Mamma.com Inc. The proposed transaction included the exercise or the cancellation of all the options outstanding before the transaction. On or before December 22, 2005, all the options were exercised or cancelled as planned.

(7)

Copernic Technologies Inc.
Notes to Unaudited Interim Financial Statements
September 30, 2005 and 2004

(expressed in Canadian dollars)

The following tables summarize information about fixed stock options outstanding and exercisable as at September 30, 2005:

Options outstanding			Options exercisable

Number	Weighted average remaining contractual life (years)	Exercise price $	Number	Weighted average remaining contractual life (years)	Exercise price $
20,400	9.93	0.05
491,200	0.61	0.25	491,200	0.61	0.25
147,250	8.39	0.35	36,813	8.39	0.35
920,000	2.28	0.63	870,000	1.90	0.63
638,000	1.20	1.25	638,000	1.20	1.25
60,056	5.60	1.88	60,056	5.60	1.88
1,128	5.60	3.10	1,128	5.60	3.10

4	Net earnings (loss) from continuing operations

Net earnings (loss) for the period from continuing operations have (has) been established considering the following items:

	Three Months Ended September 30,

	2005 $	2004 $
Interest and bank charges	5,735	18,739
Interest on long-term debt	528	899
Interest income	(9,902)	(6,158)
Foreign exchange loss	123,262	42,111

	119,623	55,591

5	Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

(8)

RSM Richter S.E.N.C.R.L.
Comptables agréés
Chartered Accountants
2, Place Alexis Nihon
Montréal (Québec) H3Z 3C2
Téléphone / Telephone :(514) 934-3400
Télécopieur / Facsimile : (514) 934-3408
www.rsmrichter.com

Compilation Report on Pro Forma Financial Statements

To the Directors of
Mamma.com Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Mamma.com Inc. (“the Company”) as at September 30, 2005 and unaudited pro forma statements of operations for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures:

1.	Compared the figures in the columns captioned “Mamma.com” to the unaudited consolidated financial statements of the Company as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2004, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Copernic” to the internal unaudited financial statements of Copernic Technologies Inc. (“Copernic”) as prepared by certain officials of the Company who have responsibility for financial and accounting matters as at September 30, 2005 and for the nine months then ended and for the year ended December 31, 2004 respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

a)	the basis for determination of the pro forma adjustments; and

b)	whether the pro forma financial statements comply as to form in all material respects with Canadian generally accepted accounting principles.

The officials:

a)	described to us the basis for determination of the pro forma adjustments, and

b)	stated that the pro forma statements comply as to form in all material respects with Canadian generally accepted accounting principles.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Mamma.com” and “Copernic” as at September 30, 2005 and for the nine months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned “Mamma.com Pro Forma” to be arithmetically correct.

Compilation Report on Pro Forma Financial Statements (Cont’d)

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ RSM Richter LLP

Chartered Accountants

Montreal, Quebec
March 6, 2006

Mamma.com Inc.
Summary Unaudited Pro Forma Consolidated Balance Sheet
As at September 30, 2005
(expressed in U.S. dollars and in accordance with Canadian generally accepted accounting principles)

	Mamma.com $	Copernic $	Pro Forma Adjustments $	Mamma.com Pro Forma $
Assets
Current assets
Cash and cash equivalents	23,877,897	851,130	(15,900,000	)(1)	8,829,027
Accounts receivable	1,762,079	1,383,228	(1,846	)(2)	3,143,461
Income taxes receivable	93,292	496,219	--		589,511
Prepaid expenses	507,305	65,994	--		573,299
Future income taxes	--	33,403	--		33,403
Tax credit receivable	--	54,746	--		54,746
Assets of discontinued operations	4,406	--	--		4,406

	26,244,979	2,884,720	(15,901,846)		13,227,853
Future income taxes	--	13,442	--		13,442
Investments	720,000	--	--		720,000
Property, plant and equipment	314,598	314,284	--		628,882
Intangible assets	654,035	134,747	7,900,000	(1)	8,688,782
Goodwill	846,310	--	15,408,721	(1)	16,255,031

	28,779,922	3,347,193	7,406,875		39,533,990

Liabilities
Current liabilities			803,052	(1)
Accounts payable and accrued liabilities	2,178,965	226,822	(1,846	)(2)	3,206,993
Deferred revenue	262,849	--	--		262,849
Liabilities of discontinued operations	190,685	--	--		190,685

	2,632,499	226,822	801,206		3,660,527

Future income taxes	--	--	2,686,000	(1)	2,686,000

Shareholders’ equity
Authorized
Issued and outstanding – 11,960,864 common shares	88,258,195	--	7,040,040	(1)	95,298,235
Issued and outstanding – 25,973,316 common shares of Copernic	--	5,361,077	(5,361,077	)(1)	--
Additional paid-in capital	5,474,394	(2,117,178)	2,117,178	(1)	5,474,394
Deferred stock-based compensation	(307,081)	--	--		(307,081)
Cumulative translation adjustment	360,884	--	--		360,884
Retained earnings (Deficit)	(67,638,969)	(123,528)	123,528	(1)	(67,638,969)

	26,147,423	3,120,371	3,919,669		33,187,463

	28,779,922	3,347,193	7,406,875		39,553,990

Mamma.com Inc.
Summary Unaudited Pro Forma Statement of Operations
For the nine months ended September 30, 2005
(expressed in U.S. dollars and in accordance with Canadian generally accepted accounting principles)

	Mamma.com $	Copernic $	Pro Forma Adjustments $	Mamma.com Pro Forma $
Revenues	7,805,543	3,072,869	(18,975	)(2)	10,859,437

Expenses
Search, graphic ad serving	209,618	936,082	(18,975	)(2)	1,126,725
Marketing, sales and services	4,957,521	845,896	--		5,803,417
General and administration	4,546,230	1,150,594	--		5,696,824
Research and development expenses	--	984,021	--		984,021
Research and development tax credits	--	(500,018)	--		(500,018)
Product development and technical support	940,938	--	--		940,938
Amortization of property, plant and equipment	72,315	86,590	--		158,905
Amortization of intangible assets	147,714	18,771	1,405,357	(3)	1,571,842
Financial expenses (revenues) and other, net	(478,248)	40,996	--		(437,252)

	10,396,088	3,562,932	1,386,382		15,345,402

Loss from continuing operations before income taxes	(2,590,545)	(490,063)	(1,405,357)		(4,485,965)
Provision for (recovery of) income taxes	12,727	(61,305)	(477,821	)(4)	(526,399)

Loss from continuing operations	(2,603,272)	(428,758)	(927,536)		(3,959,566)
Result of discontinued operations	(2,292,491)	--	--		(2,292,491)

Net loss for the period	(4,895,763)	(428,758)	(927,536)		(6,252,057)

Basic and diluted loss per share from continuing operations	(0.21)	--	--		(0.27)
Basic and diluted loss per share from discontinued operations	(0.19)	--	--		(0.16)

Basic and diluted net loss per share	(0.40)	--	--		(0.43)

Weighted average number of shares – Basic	12,159,498	--	2,380,000	(5)	14,539,498
Additions to reflect the impacts of
Exercise of stock options	--	--	--		--
Exercise of warrants	--	--	--		--

	12,159,498	--	2,380,000		14,539,498

Mamma.com Inc.
Summary Unaudited Pro Forma Statement of Operations
For the year ended December 31, 2004
(expressed in U.S. dollars and in accordance with Canadian generally accepted accounting principles)

	Mamma.com $	Copernic $	Pro Forma Adjustments $	Mamma.com Pro Forma $
Revenues	15,808,999	5,983,560	(78,955	)(2)	21,713,604

Expenses
Search, graphic ad and e-mail serving	309,854	1,746,117	(78,955	)(2)	1,977,016
Marketing, sales and services	9,496,150	354,672	--		9,850,822
General and administration	3,771,658	1,375,533	--		5,147,191
Research and development expenses	--	1,186,573	--		1,186,573
Research and development tax credits	--	(834,756)	--		(834,756)
Product development and technical support	891,540	--	--		891,540
Amortization of property, plant and equipment	146,621	133,119	--		279,740
Amortization of intangible assets	377,583	26,625	1,873,810	(3)	2,278,018
Write-down of investment	365,286	--	--		365,286
Financial expenses (revenues), net	(164,784)	179,303	--		14,519

	15,193,908	4,167,186	1,794,855		21,155,949

Earnings (loss) from continuing operations
before income taxes	615,091	1,816,374	(1,873,810)		557,655
Provision for (recovery of) income taxes	554,680	459,369	(637,095	)(4)	376,954

Earnings (loss) from continuing operations	60,411	1,357,005	(1,236,715)		180,701
Result of discontinued operations	1,043,996	--	--		1,043,996

Net earnings (loss) for the year	1,104,407	1,357,005	(1,236,715)		1,224,697

Basic and diluted earnings per share from continuing operations	0.01	--	--		0.01
Basic and diluted earnings per share from discontinued operations	0.09	--	--		0.08

Basic and diluted net earnings per share	0.10	--	--		0.09

Weighted average number of shares – Basic	10,758,604	--	2,380,000	(5)	13,138,604
Additions to reflect the impacts of
Exercise of stock options	121,195	--	--		121,195
Exercise of warrants	330,107	--	--		330,107

	11,209,906	--	2,380,000		13,589,906

Mamma.com Inc.
Notes to Summary Unaudited Pro Forma
(expressed in U.S. dollars and in accordance with Canadian generally accepted accounting principles)

There is no difference between Canadian generally accepted accounting principles as compared to US generally accepted accounting principles for the Summary Unaudited Pro Forma Consolidated Balance Sheet as at September 30, 2005 and Pro Forma Statements of Operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004.

(1)	On December 22, 2005, the Company acquired 100% of the issued and outstanding securities of Copernic Technologies Inc. (“Copernic”) including an amount to cover Copernic’s outstanding stock appreciation right obligations.

Copernic develops cutting-edge search and information management solutions that enable home and business PC users to maximize their information assets and become more efficient and proactive in their daily lives. Copernic is dedicated to providing its customers with cost-effective Web and desktop search technology that enables better decision-making and increased productivity.

The consideration for the acquisition, including costs directly related to the acquisition, consisted of $15,900,000 in cash including $3,297,007 paid to settle Copernic’s stock appreciation right and severance obligations. Simultaneously the Company also issued 2,380,000 common shares.

The cost of purchase has been calculated as follows:

Consideration paid	15,900,000
Fair value of common shares issued (a)	7,040,040
Direct acquisition costs (b)	803,052

23,743,092
The purchase price is allocated as follows:
Carrying value of net tangible assets acquired	3,120,371
Intangible assets
Trade name	2,500,000
Technology	3,400,000
Customer relationships	2,000,000
Goodwill	15,408,721
Future income taxes	(2,686,000)

23,743,092

(a)	The fair value of Mamma.com Inc. shares issued to owners of Copernic has been determined to be $2.958 per share. This value has been determined using the average closing price of the Company’s common stock for two days before and after August 17, 2005, the date the significant terms and conditions of the transactions were agreed to and publicly announced.

(b)	The direct acquisition costs in connection with the acquisition are M&A completion fee, fairness opinion fee, legal, accounting and other professional fees.

(2)	Eliminate inter-company transactions and balances between Mamma.com Inc. and Copernic.

Mamma.com Inc.
Notes to Summary Unaudited Pro Forma
(expressed in U.S. dollars and in accordance with Canadian generally accepted accounting principles)

(3)	Amortization of intangible assets acquired with finite useful lives over the respective periods using the following rates and methods:

Trade Name	Straight-line method 14%
Technology	Straight-line method 25%
Customer Relationships	Straight-line method 33%

(4)	Adjust the provision for (recovery of) income taxes.

(5)	Adjustment of the basic and diluted weighted average number of shares outstanding for the 2,380,000 shares issued in connection with the acquisition of Copernic.